Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2017 and December 31, 2016 and for the Three and Six Months Ended June 30, 2017 and 2016

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three and Six Months Ended June 30, 2017 and 2016 (in CHF)

		THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	Note	2017	2016	2017	2016
Research and development		(4,722,899)	(7,278,563)	(10,704,318)	(13,418,738)
General and administrative		(1,235,665)	(1,725,114)	(2,661,156)	(2,947,146)
Operating loss		(5,958,564)	(9,003,677)	(13,365,474)	(16,365,884)
Interest income		13,124	15,281	45,775	26,166
Interest expense	4	(410,009)	(2,514)	(831,444)	(5,259)
Foreign currency exchange (loss)/gain, net		(592,876)	558,908	(931,036)	(985,937)
Revaluation gain from derivative financial instruments	4, 5	1,528,862	—	1,760,631	—
Transaction costs	5	—	—	(506,234)	—
Loss before tax		(5,419,463)	(8,432,002)	(13,827,782)	(17,330,914)
Income tax gain	3	8,191	—	16,382	—
Net loss attributable to owners of the Company		(5,411,272)	(8,432,002)	(13,811,400)	(17,330,914)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0		55,810	(347,398)	283,637	(607,867)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0		39,985	(15,856)	59,910	25,964
Other comprehensive income/(loss), net of taxes of CHF 0		95,795	(363,254)	343,547	(581,903)
Total comprehensive loss attributable to owners of the Company		(5,315,477)	(8,795,256)	(13,467,853)	(17,912,817)

Basic and diluted loss per share		(0.12)	(0.25)	(0.33)	(0.50)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of June 30, 2017 and December 31, 2016 (in CHF)

	Note	JUNE 30, 2017	DECEMBER 31, 2016
ASSETS
Non-current assets
Property and equipment		304,344	369,294
Intangible assets		1,556,823	1,482,520
Other non-current financial assets		76,701	114,778
Total non-current assets		1,937,868	1,966,592

Current assets
Other receivables		320,495	296,531
Prepayments		570,769	952,595
Cash and cash equivalents		26,238,868	32,442,222
Total current assets		27,130,132	33,691,348

Total assets		29,068,000	35,657,940

EQUITY AND LIABILITIES
Equity
Share capital	5	17,731,881	13,731,881
Share premium		113,348,971	112,838,815
Foreign currency translation reserve		(23,634)	(83,544)
Accumulated deficit		(125,716,556)	(112,344,303)
Total shareholders’ equity attributable to owners of the Company		5,340,662	14,142,849

Non-current liabilities
Loan	4	7,624,868	10,151,498
Derivative financial instruments	4, 5	3,446,965	117,132
Employee benefits		1,873,797	2,092,434
Deferred tax liabilities	3	180,200	196,582
Total non-current liabilities		13,125,830	12,557,646

Current liabilities
Loan	4	4,274,327	2,212,706
Trade and other payables		1,178,347	1,837,997
Accrued expenses		5,148,834	4,906,742
Total current liabilities		10,601,508	8,957,445
Total liabilities		23,727,338	21,515,091
Total equity and liabilities		29,068,000	35,657,940

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of June 30, 2017 and 2016 (in CHF)

	ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL EQUITY
As of January 1, 2016		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912
Total comprehensive loss
Net loss		—	—	—	(17,330,914)	(17,330,914)
Other comprehensive income/(loss)		—	—	25,964	(607,867)	(581,904)
Total comprehensive loss		—	—	25,964	(17,938,781)	(17,912,818)
Transactions with owners of the Company
Share issuance costs		—	(1,862)	—	—	(1,862)
Share based payments	7	—	—	—	76,889	76,889
Issue of bonus shares	5	10,325	177,767	—	—	188,092
Balance at June 30, 2016	5	13,731,881	112,838,815	(37,858)	(99,440,625)	27,092,213
As of January 1, 2017		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849
Total comprehensive loss
Net loss					(13,811,400)	(13,811,400)
Other comprehensive income		—	—	59,910	283,637	343,547
Total comprehensive income/(loss)		—	—	59,910	(13,527,763)	(13,467,853)
Transactions with owners of the Company
Transaction costs	5	—	(397,685)	—	—	(397,685)
Share based payments	7	—	—	—	155,510	155,510
Capital increase	5	4,000,000	907,841	—	—	4,907,841
Balance at June 30, 2017	5	17,731,881	113,348,971	(23,634)	(125,716,556)	5,340,662

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Six Months Ended June 30, 2017 and 2016 (in CHF)

	Note	SIX MONTHS ENDED JUNE 30, 2017	SIX MONTHS ENDED JUNE 30, 2016
Cash flows from operating activities
Net loss		(13,811,400)	(17,330,914)
Adjustments for:
Depreciation		64,949	48,720
Unrealized foreign currency exchange, net		977,209	1,051,376
Net interest expense/(income)		775,770	(26,166)
Share based payments	7	155,510	76,889
Transaction costs		506,234	—
Employee benefits		65,000	61,731
Fair value derivative financial instruments		(1,760,631)	—
Deferred tax gain	3	(16,381)	—
		(13,043,740)	(16,118,364)

Changes in:
Other receivables		14,114	(736,665)
Prepayments		381,826	163,255
Trade and other payables		(659,650)	(545,181)
Accrued expenses		242,094	793,079

Net cash used in operating activities		(13,065,356)	(16,443,876)

Cash flows from investing activities
Purchase of property and equipment		—	(11,474)
Purchase of intangible assets		(74,303)	—
Interest received		44,421	26,166
Net cash (used in) / from investing activities		(29,882)	14,692

Cash flows from financing activities
Proceeds from public offering	5	9,321,807	—
Transaction costs		(227,422)	—
Share issuance costs		—	(1,862)
Interest paid	4	(622,657)	—
Net cash from / (used in) financing activities		8,471,728	(1,862)

Net decrease in cash and cash equivalents		(4,623,510)	(16,431,046)
Cash and cash equivalents at beginning of the period		32,442,222	50,237,300
Net effect of currency translation on cash		(1,579,844)	(1,025,413)
Cash and cash equivalents at end of the period		26,238,868	32,780,841

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of June 30, 2017 and December 31, 2016 and for the Three Months and Six Months Ended June 30, 2017 and 2016 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

•	The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus, hearing loss and vertigo. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2017 and December 31, 2016 and for the three and six months ended June 30, 2017 have been prepared in accordance with International Accounting Standard Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2016.

These condensed consolidated interim financial statements include all adjustments, that are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2016 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on August 10th, 2017.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2016 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective. A number of new standards, amendments to standards and interpretations are effective for the Group’s 2017 reporting year. The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

3.	Taxation

The Group’s income tax expense recognized in the condensed consolidated statement of profit or loss is presented as follows:

	Six months ended
	JUNE 30, 2017	JUNE 30, 2016
Deferred income tax expense	—	—
Deferred income tax gain	16,382	—
Total income tax expense	16,382	—

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of June 30, 2017 and 2016 is presented as follows:

	June 30, 2017	June 30, 2016
Deferred Tax liabilities
Intangible assets	(338,493)	(327,637)
Hercules Loan & Warrant	(61,316)	—
Total	(399,809)	(327,637)
Deferred Tax assets
Net operating loss (NOL)	219,609	—
Total	219,609	—
Deferred Tax, net	(180,200)	(327,637)

4.	Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs.

Subsequent to initial recognition, the loan is measured at amortized cost using the effective interest method. Applying this method, the calculated value of the loan as of June 30, 2017 is CHF 11,899,195. Of the CHF 11,899,195 amortization payments due within the next 12 months in an amount of CHF 4,274,327 are reclassified as current liabilities.

In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,111 of its common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant was exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Sholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its fair value was deducted from the loan proceeds and accounted for separately as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and the changes in fair value are shown as profit or loss.

As of June 30, 2017, the fair value of the warrant amounts to CHF 56,623. Therefore, the fair value decreased by the total amount of CHF 60,509 in the current year (fair value as of December 31, 2016: CHF 117,132).

5.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2017	2016
As of January 1	34,329,704	34,303,891
Common shares issued for capital increase with a nominal value of CHF 0.40 each	10,000,000	—
Common shares issued for restricted share awards with a nominal value of CHF 0.40 each	—	25,813
Total, as of June 30	44,329,704	34,329,704

All shares have a nominal value of CHF 0.40 and are fully paid in. As of June 30, 2017, the nominal value of the 44,329,704 issued shares amounted to CHF 17,731,881.60 (as of December 31, 2016, the nominal value of 34,329,704 issued shares amounted to CHF 13,731,881.60).

Equity Offering on NASDAQ Global Market

On February 21, 2017, we completed a public offering (the “February 2017 Offering”) of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the February 2017 Offering were approximately CHF 9.1 million (US$ 9.1 million), after deducting underwriting discounts and other estimated offering expenses payable by us. The Company had transaction costs amounting to CHF 903,919. The transactions costs were recorded as CHF 397,685 in equity for the issuance of the common shares and CHF 506,234 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

The underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

Consequently, the Company issued warrants to purchase up to 7,945,000 of its common shares at an exercise price of US$1.20 per share. The warrants are exercisable during a five-year period beginning on date of issuance. The fair value calculation of the warrants is based on the Black-Sholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. If a warrant is exercised, the Company will receive variable proceeds because the Company’s functional currency is CHF and the exercise price is in USD, which results in the warrants being considered liability instruments. Therefore, the warrants were assigned fair values using the Black-Scholes model. The residual value was assigned to the common share sold along with each warrant in accordance with IAS 32 Financial instruments: presentation.

As of June 30, 2017, the fair value of the warrants amounted to CHF 3,390,341. The fair value decreased by CHF 1,700,122 since the initial recognition (fair value as of February 21, 2017: CHF 5,090,463).

Issue of common shares upon exercise of options

During the six months ended June 30, 2017, no options were exercised.

On January 7, 2016, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan as a compensation bonus for 2015. These shares vested upon grant and have a sales restriction for 3 years. The Company recorded a corresponding payroll charge of CHF 188,092 in 2015. As a result of the grant, the nominal share capital increased by CHF 10,325.

Controlled Equity Offering

On June 1, 2016, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$ 35 million through Cantor. Any common shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the first half of 2017, the Company did not offer or sell any common shares under the Sales Agreement.

6.	Employee benefits

	SIX MONTHS ENDED
	JUNE 30, 2017	JUNE 30, 2016
Salaries	2,038,138	1,836,098
Pension costs	184,924	169,700
Share based compensation expense	155,510	76,889
Other employee costs and social benefits	245,593	365,737
Total employee benefits	2,624,164	2,448,424

7.	Share based payments

Share based compensation expense of CHF 155,510 was recognized for the six months ended June 30, 2017 (for the six months ended June 30, 2016: CHF 76,889).

A total of 931,230 options were granted in the six months ended June 30, 2017. The exercise price of the options granted is US$ 0.82 per share. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2016.

8.	Loss per share

	Three months ended		Six months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Loss attributable to owners of the Company	(5,411,272)	(8,432,002)	(13,811,400)	(17,330,914)
Weighted average number of shares outstanding	44,329,704	34,329,704	41,718,593	34,328,711
Basic and diluted loss per share	(0.12)	(0.25)	(0.33)	(0.50)

For the six months ended June 30, 2017 and June 30, 2016 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of the date hereof, the Company had 1,797,340 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2017 and June 30, 2017 was 1,285,093 (640,830 for the period between January 1, 2016 and June 30, 2016).

9.	Events after the Reporting Period

On July 3, 2017 the Company announced that the enrollment of HEALOS, the first Phase 3 trial with AM-111 for the treatment of acute sensorineural hearing loss, was completed with 256 patients enrolled.

On July 20, 2017 the Company announced the closing of the purchase of certain assets relating to the AM-125 program from Otifex Therapeutics Ltd.